Free Writing Prospectus

Filed Pursuant to Rule 433

Registration Statement No. 333-250809

Dated February 27, 2023

AIR PRODUCTS AND CHEMICALS, INC.

PRICING TERM SHEET

February 27, 2023

$600,000,000 4.800% Notes Due 2033

Issuer:	Air Products and Chemicals, Inc. (the “Company”)

Trade Date:	February 27, 2023

Settlement Date (T+4)*:	March 3, 2023

Principal Amount:	$600,000,000

Coupon Rate:	4.800% per year

Interest Payment Dates:	Semi-annually on each March 3 and September 3, commencing on September 3, 2023

Maturity Date:	March 3, 2033

Price to Public:	99.827%

Yield to Maturity:	4.822%

Benchmark Treasury:	3.500% due February 15, 2033

Benchmark Treasury Price / Yield:	96-17+ / 3.922%

Spread to Benchmark Treasury:	+90 bps

Optional Redemption:	Prior to December 3, 2032 at T+15 bps

On or after December 3, 2032 at 100%

Redemption on Change of Control Triggering Event:	If a change of control occurs with a subsequent ratings decline, the Company will offer to repurchase the notes at a purchase price of 101% of the aggregate principal amount of the notes plus accrued and unpaid interest to, but excluding, the date of repurchase.

CUSIP/ISIN:	009158 BF2 / US009158BF29

Offering Format:	SEC Registered

Expected Ratings**:	A2 / A (Moody’s/S&P)

Denominations:	$2,000 x $1,000

Joint Book-Running Managers:	Citigroup Global Markets Inc.
SMBC Nikko Securities America, Inc.
J.P. Morgan Securities LLC
Mizuho Securities USA LLC
Barclays Capital Inc.
BofA Securities, Inc.
Deutsche Bank Securities Inc.
MUFG Securities Americas Inc. Santander US Capital Markets LLC Standard Chartered Bank

*

It is expected that delivery of the notes will be made to investors on or about March 3, 2023, which will be the fourth business day following the date hereof (such settlement cycle being referred to as “T+4”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes prior to two business days before the date of delivery will be required, by virtue of the fact that the notes initially will settle in T+4, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the notes who wish to trade the notes prior to the delivery of the notes should consult their advisors.

**	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Company has filed a registration statement (including a prospectus and a preliminary prospectus supplement) with the United States Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus and the preliminary prospectus supplement in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling: Citigroup Global Markets Inc. at 1-800-831-9146; SMBC Nikko Securities America, Inc. at 1-888-868-6856; J.P. Morgan Securities LLC at 1-212-834-4533 or Mizuho Securities USA LLC at 1-866-271-7403.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.